# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NextNav Inc., CIK 0001865631
CUSIP: 65345N106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 11/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001264542

## Reporting persons
- Joseph D. Samberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,420,000; sole dispositive power 0; shared dispositive power 13,420,000; aggregate amount beneficially owned 13,420,000 (9.86% of the class)
  Comment: The numbers in Rows 6, 8 and 9 include (a) 1,000,000 shares of the common stock of the Issuer (the "Common Stock") issuable upon the exercise of publicly traded warrants (the "Public Warrants"), held by entities that could be deemed to be controlled by Mr. Samberg, with an exercise price of $11.50 per share of Common Stock that are immediately exercisable and expire on October 28, 2026 and (b) 250,000 shares of Common Stock issuable upon the exercise of call options (the "Options"), held by entities that could be deemed to be controlled by Mr. Samberg, with an exercise price of $12.00 that are immediately exercisable and expire on March 30, 2026.
  
  The percentage in Row 11 is based upon 136,079,088 shares of Common Stock outstanding (1) 134,829,088 shares of Common Stock outstanding as of November 3, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 6, 2025; (2) 1,000,000 shares of Common Stock issuable upon the exercise of the Public Warrants and (3) 250,000 shares of Common Stock issuable upon the exercise of the Options.
- The Joseph D. Samberg Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,810,000; sole dispositive power 0; shared dispositive power 10,810,000; aggregate amount beneficially owned 10,810,000 (7.95% of the class)
  Comment: The numbers in Rows 6, 8 and 9 include (a) 900,000 shares of Common Stock issuable upon the exercise of the Public Warrants held by the Revocable Trust (as defined below) and (b) 250,000 shares of Common Stock issuable upon the exercise of the Options held by the Revocable Trust.
  
  The percentage in Row 11 is based upon 135,979,088 shares of Common Stock outstanding representing (1) 134,829,088 shares of Common Stock outstanding as of November 3, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025, (2) 900,000 shares of Common Stock issuable upon the exercise of the Public Warrants held by the Revocable Trust and (3) 250,000 shares of Common Stock issuable upon the exercise of the Options held by the Revocable Trust.

## Item 1. Issuer
Name of issuer: NextNav Inc.
Address of issuer's principal executive offices: 11911 Freedom Dr., Ste. 200, Reston, VA 20190

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (each a "Reporting Person", collectively, the "Reporting Persons") are (1) Joseph D. Samberg ("Mr. Samberg"); and (2) The Joseph D. Samberg Revocable Trust (the "Revocable Trust").

The Reporting Persons are filing this Amendment No. 4 to this Schedule 13G pursuant to Rule 13d-2(d) because on November 13, 2025, entities that could be deemed to be controlled by Mr. Samberg beneficially owned, in the aggregate, more than 10% of the outstanding Common Stock as a result of the purchase of the Public Warrants exercisable for 1,000,000 shares of Common Stock and Mr. Samberg became subject to Section 16 following that transaction. Following the sale of shares of Common Stock and other derivative securities on November 13, 2025 and November 14, 2025, which are recorded on a Form 4 filed by Mr. Samberg on November 17, 2025, the entities that could be deemed to be controlled by Mr. Samberg no longer beneficially own, in the aggregate, more than 10% of the outstanding Common Stock and Mr. Samberg is no longer subject to Section 16.
Address of principal business office or, if none, residence: 1091 Boston Post Road, Rye, New York 10580
Citizenship: See Row 4 of cover page for each Reporting Person

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

Mr. Samberg does not directly hold any shares of Common Stock. The Revocable Trust, of which Mr. Samberg serves as trustee, directly holds 9,660,000 shares of Common Stock, Public Warrants that are exercisable for 900,000 shares of Common Stock and Options that are exercisable for 250,000 shares of Common Stock, and entities that could be deemed to be controlled by Mr. Samberg (the "Entities") directly hold 2,510,000 shares of Common Stock and Options that are exercisable for 100,000 shares of Common Stock. Mr. Samberg may be deemed to beneficially own the securities directly held by the Revocable Trust and the Entities.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Percent of class: See Row 11 of cover page for each Reporting Person and the Comments thereto.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person and the Comments thereto.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person and the Comments thereto.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person and the Comments thereto.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person and the Comments thereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph D. Samberg: /s/ Joseph D. Samberg, Joseph D. Samberg (11/17/2025)
- The Joseph D. Samberg Revocable Trust: /s/ Joseph D. Samberg, Joseph D. Samberg (11/17/2025)